
UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 8, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


04045892

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 13, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

October 13, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Reorganization of the Audit & Compliance Committee and Establishment of the Internal Audit Planning Office

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UFJ Holdings, Inc. (UFJ Holdings) hereby gives a notice that UFJ Bank Limited (UFJ Bank), a wholly owned subsidiary of UFJ Holdings, Inc, fully reorganizes its Audit & Compliance Committee and establishes the Internal Audit Planning Office in the course of its measures to reform its corporate governance framework to restore confidence as quickly as possible.

1. Reorganization of the Audit & Compliance Committee

- UFJ Bank appointed two external directors today. These directors will supervise management in the board of directors and be appointed as the Chairperson and a member of the Audit & Compliance Committee which is fully reorganized with largely expanded authority.
- In order to rigidly ensure its independence, the committee consists of three external members, including one additional member appointed by the chairperson. Two of them are attorneys at law including a former Judge of the Supreme Court and one is a certified financial accountant.
- All authority to supervise and direct the internal auditing departments will be given to the committee.

- The committee, independent from management, will report on the status of UFJ Bank's risk management, compliance, and internal auditing to the board of directors as well as to the Financial Services Agency of Japan.

2. Establishment of the Internal Audit Planning Office

The newly established Internal Audit Planning Office will govern and supervise the Internal Audit Department as the executive office for the Audit and Compliance Committee. This department will be also in charge of internal audit planning.


UFJ

Press Release

October 13, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Suspension of Entitlements on UFJ Bank as Special Participant in JGB Market

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UFJ Holdings, Inc. hereby announces that UFJ Bank Limited ("UFJ Bank") has received a notice today from the Ministry of Finance that all the entitlements as a special participant in Japanese Government Bond market should be suspended from October 14, 2004 until the end of this year in conjunction with the administrative order recently issued by the Financial Services Agency on UFJ Bank.

UFJ Group takes this very seriously and makes full commitment to restore confidence as early as possible by further strengthening internal control such as compliance system.

(Reference) Entitlements of Special Participants in JGB Market

1. Participation in the regular meeting of special participants
2. Participation in buy-back auctions
3. Stripping and reconstruction operation of STRIPS
4. Participation in the Non-price Competitive Auction II, etc.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 7, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure


UFJ

Press Release

October 7, 2004

UFJ Holdings, Inc.
UFJ Bank Limited

Apologies regarding criminal indictments and FSA sanction

The Financial Services Agency (FSA) has filed criminal indictments against UFJ Bank and some related personnel for breaches of Japan's Banking Law in regard to evasion of inspection for the fiscal year ended March 2004.

At the same time, the FSA has ordered suspension of part of UFJ's operations from October 18, 2004 to April 17, 2005. The suspension is applicable to the Tokyo Corporate Banking Office and the Osaka Corporate Banking Office only, and in the business of extending loans to new customers. This suspension does not apply to consumer loans including mortgage loans, lending to small and medium size enterprises and lending with deposit collaterals.

Other operations will not be restricted by the sanction.

The UFJ Group regrettably apologizes to its customers, shareholders and other interested parties for any concern and worry that this may have caused.

As stipulated in the Business Improvement Plan announced on July 28, UFJ is doing its best to strengthen compliance measures and internal control systems to prevent any recurrence.

The group will cooperate fully with the investigation. The group takes this matter very seriously and will continue to improve its compliance and internal control system in order to restore trust and confidence as soon as possible.

The management integration with Mitsubishi Tokyo Financial Group, Inc., scheduled to occur in October 2005, will not be affected by the indictments or the sanction.